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                         [LipoScience, Inc. letterhead]



                                                  October 21, 2002


VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Attn:  Ms. Suzanne Hayes

Dear Ms. Hayes:

     We hereby withdraw the Registration Statement, on Form 8-A, of LipoScience, Inc. (Registration No. 0-49657), effective as of the date hereof or as soon thereafter as practicable.

     Please call the undersigned at (919) 256-1317 or Susan W. Murley at Hale and Dorr LLP (617) 526-6832 with any questions you may have.

     Very truly yours,

     LIPOSCIENCE, INC.


     /s/ Lucy G. Martindale
     -----------------------
     By: Lucy G. Martindale
     Title: Executive Vice President and
            Chief Financial Officer

cc:  Pradip Bhaumik